AMENDED AND RESTATED CERTIFICATE *of* INCORPORATION *of*
PINK PANDA HOLDINGS, INC.
A DELAWARE CORPORATION

PINK PANDA HOLDINGS. INC., a corporation organized and existing under the laws of the State of Delaware (the "Company"), hereby certifies as follows:

A. The name of the Company is Pink Panda Holdings, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 30, 2021.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 241 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates, and amends the provisions of the Company's Certificate of Incorporation. The corporation has not received payment for any of its stock.

C. This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

D. The text of the Certificate of Incorporation of this Corporation is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, Pink Panda Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned officer, thereunto duly authorized, on the 13th day of September, 2021.

PINK PANDA HOLDINGS, INC.
a Delaware corporation

By:

Patrick A. Carlton
_____
Patrick Adam Carlton
Chief Executive Officer

ARTICLE I

The name of this company is PINK PANDA HOLDINGS, INC. (the "**Company**" or the "**Corporation**").

ARTICLE II

The address of the registered office of this Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware, 19801, and the name of the registered agent of this Corporation in the State of Delaware at such address is National Registered Agents, Inc.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("**DGCL**").

ARTICLE IV

Section 1. The number of authorized shares in the Company is twenty million (20,000,000) shares with a par value of $0.00001 per share.

Section 2. The Board of Directors of the Company is expressly empowered and authorized, subject to limitations prescribed by law, to adopt and to fix by resolution:

(a) to authorize and to issue one or more classes of stock or one or more series of stock within any class thereof and to set forth the powers, designations, preferences, qualifications, limitations, or restrictions, and the relative, participating, optional, or other special rights, thereof;

(b) to determine or alter the powers, preferences and the relative, participating, optional, or other special rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of a particular class of stock; and,

(c) within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of a particular class of stock, to increase or decrease (but not below the number of shares of any such series of that particular class of stock then outstanding) the number of shares of any such series, and to fix the number of shares of any series. In the event that the number of shares of any series of a particular class of stock shall be so decreased, the shares constituting such decrease shall resume the status, if any, which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of a particular class of stock.

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

Section 1. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

Section 2. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE VII

Section 1. For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation, and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

(a) The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Amended and Restated Certificate of Incorporation.

(b) The Board is expressly empowered to adopt, amend, or repeal the Bylaws. The stockholders shall also have the power to adopt, amend, or repeal the Bylaws; *provided, however*, that in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend, or repeal any provision of the Bylaws.

(c) The directors of the Company need not be elected by written ballot unless the Bylaws so provide.


**CERTIFICATE *of* DESIGNATION *of*
PREFERENCES, RIGHTS, AND LIMITATIONS *of*
COMMON STOCK *of*
PINK PANDA HOLDINGS, INC.
A DELAWARE CORPORATION**


The undersigned Chief Executive Officer of PINK PANDA HOLDINGS, INC., a Delaware corporation (the "Company"), hereby certifies that pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Certificate of Incorporation of PINK PANDA HOLDINGS, INC., and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Company (the "Board") by unanimous written consent, duly adopted the following resolutions providing for the issuance of Common Stock, which resolutions have not been modified and are in effect on the date of this Certificate:

WHEREAS, pursuant to the Amended and Restated Certificate of Incorporation of the Company, the Board is expressly empowered and authorized, subject to limitations prescribed by law, to adopt and to fix by resolution to authorize and issue one or more classes of stock or one or more series of stock within any class thereof and to set forth the powers, designations, preferences, qualifications, limitations, or restrictions, and the relative, participating, optional, or other special rights, thereof;

WHEREAS, as of the date of this unanimous written consent of the Board, there are no issued and outstanding shares of Common Stock of the Company; and

WHEREAS, it is the desire of the Board, pursuant to its aforementioned authority, to designate and fix the powers, designations, preferences, qualifications, limitations, or restrictions, and the relative, participating, optional, or other special rights of the classes of Common Stock and number of shares of each class.

NOW, THEREFORE, BE IT RESOLVED, that there is hereby authorized and designated such classes of Common Stock and that the Board of Directors hereby fixes the powers, designations, preferences, qualifications, limitations, or restrictions, and the relative, participating, optional, or other special rights as follows:

1. ***Authorized Shares***. This Company is authorized to issue twenty million (20,000,000) total shares of Common Stock (the "Common Stock"), consisting of the following classes: ten million (10,000,000) shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), two million, (2,000,000) shares of Class B Common Stock, par value $0.00001 per share (the "Class B Common Stock"), and eight million (8,000,000) shares of Reserved Common Stock, par value $0.00001 per share (the "Reserved Common Stock). The number of authorized shares of any class or classes of stock may be increased or decreased, but not below the number of shares thereof then outstanding.

2. ***Common Stock***. A statement of the designations of each class of Common Stock and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

a. *Voting Rights*.

i. Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company.

ii. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

iii. Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

b. *Dividends*. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property, or shares of stock of the Company as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Company legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

c. *Liquidation*. Subject to the preferences applicable to any series of Preferred Stock, if any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

d. *Subdivision or Combinations*. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner.

e. *Equal Status*. Except as expressly provided in this Article IV, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters. Without limiting the generality of the foregoing, (i) in the event of a merger, consolidation, or other business combination requiring the approval of the holders of the Company's capital stock entitled to vote thereon (whether or not the Company is the surviving entity), the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Class B Common Stock and the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of the Class B Common Stock, and (ii) in the event of (x) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Company is a party or (y) any tender or exchange offer by the Company to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of the Class B Common Stock and the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of the Class B Common Stock.

f. *Conversion*.

i. As used in this Section 2(f), the following terms shall have the following meanings:

1. "Transfer" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A "Transfer" shall also include, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Class B Common Stock by proxy or otherwise; provided, however, that the following shall not be considered a "Transfer" within the meaning of this Section 2(f)(i)(1):

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a. the granting of a proxy to officers or directors of the Company at the request of the Board of Directors of the Company in connection with actions to be taken at an annual or special meeting of stockholders; or,

b. the pledge of shares of Class B Common Stock by a Class B Stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the Class B Stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares of Class B Common Stock or other similar action by the pledgee shall constitute a "Transfer."

2. "Permitted Entity" shall mean, with respect to any individual Class B Stockholder, any trust, account, plan, corporation, partnership, or limited liability company specified in Section 2(f)(iv) established by or for such individual Class B Stockholder, so long as such entity meets the requirements of the exception set forth in Section 2(f)(iv) applicable to such entity.

3. "Voting Control" with respect to a share of Class B Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement, or otherwise.

ii. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Company, or if no such agent has been named, the Secretary of the Company.

iii. Each share of Class B Common Stock held of record by a Class B Stockholder who is a natural person, or by such Class B Stockholder's Permitted Entities, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the death of such Class B Stockholder

iv. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share, other than a Transfer to:

1. a trust for the benefit of such Class B Stockholder and for the benefit of no other person, provided such Transfer does not

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involve any payment of cash, securities, property, or other consideration (other than an interest in such trust) to the Class B Stockholder and, provided, further, that in the event such Class B Stockholder is no longer the exclusive beneficiary of such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

2. a trust for the benefit of persons other than the Class B Stockholder so long as the Class B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property, or other consideration (other than an interest in such trust) to the Class B Stockholder, and, provided, further, that in the event the Class B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

3. an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class B Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; provided that in each case such Class B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust, and provided, further, that in the event the Class B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such account, plan or trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

4. a corporation in which such Class B Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Class B Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation; provided that in the event the Class B Stockholder no longer owns sufficient shares or has sufficient legally

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enforceable rights to enable the Class B Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, each share of Class B Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

5. a partnership in which such Class B Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Class B Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such partnership; provided that in the event the Class B Stockholder no longer owns sufficient partnership interests or has sufficient legally enforceable rights to enable the Class B Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such partnership, each share of Class B Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; or

6. a limited liability company in which such Class B Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Class B Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such limited liability company; provided that in the event the Class B Stockholder no longer owns sufficient membership interests or has sufficient legally enforceable rights to enable the Class B Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such limited liability company, each share of Class B Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock.

Notwithstanding the foregoing, if the shares of Class B Common Stock held by the Permitted Entity of a Class B Stockholder would constitute stock of a "controlled corporation" (as defined in Section 2036(b)(2) of the Code) upon the death of such Class B Stockholder, and the Transfer of shares Class B Common Stock by such Class B Stockholder to the Permitted Entity did not involve a bona fide sale for an adequate and full consideration in money or money's worth (as contemplated by Section 2036(a) of the Code), then such shares will not automatically convert to Class A Common Stock if the Class B Stockholder does not directly or indirectly retain Voting Control over such shares until such time as the shares of Class B Common Stock would no longer constitute stock of a "controlled corporation" pursuant to the Code upon the death of such Class B Stockholder (such time is referred to as the "Voting Shift"). If the Class B Stockholder does not, within five (5) business days following the mailing of the Corporation's proxy statement for the first annual or special meeting of stockholders following the Voting Shift, directly or indirectly through one or more Permitted Entities assume sole dispositive power and exclusive Voting Control with respect to such shares of Class B Common Stock, each such share of Class B Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock.

v. In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Section 2, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of shares of Class B Common Stock shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Section 2 shall be retired and may not be reissued.

IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed on its behalf by its undersigned Chairman of the Board and Chief Executive Officer as of September 13, 2021.

PINK PANDA HOLDINGS, INC.
a Delaware corporation

By:

Patrick A. Carlton

_____
Patrick Adam Carlton
Chief Executive Officer

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